Exhibit (d)(3)(i)

March 15, 2007

Mr. Thomas Hook

President and CEO

Greatbatch, Inc.

9645 Wehrle Drive

Clarence, NY 14031

Dear Mr. Hook:

Enpath Medical, Inc. (“Enpath” or “the Company”) has engaged Greene Holcomb & Fisher (“GH&F”) to advise the Company with respect to a potential negotiated transaction involving a potential business combination (the “Transaction”). In connection with the consideration of a Transaction with the Company, the Company is prepared to furnish Greatbatch, Inc. (“you” or “Greatbatch”) with information concerning the Company’s business, all of which is deemed confidential and proprietary, subject to the exceptions outlined below. This information is collectively referred to as the “Evaluation Material.”

1.	Confidentiality

To maintain the confidentiality of the Evaluation Material, you and each individual or entity with access to the Evaluation Material agree:

a. not to use any Evaluation Material or notes, summaries, or other material derived from the Evaluation Material (collectively, “Notes”) except to determine whether you wish to propose to enter into a Transaction with the Company and the terms of a Transaction;

b. not to disclose any Evaluation Material or Notes other than to those of your and your affiliates’ officers, directors, employees, advisors and representatives (collectively, “Representatives”) with a need to know the information and who agree to be bound by the terms of this Agreement; and

c. not to disclose that the Evaluation Material has been made available, that you or your Representatives have inspected any Evaluation Material, or that you and the Company may be considering a Transaction or have had, are having or propose to have any discussions with respect thereto.

2.	Non-Disclosure by ENPATH and GH&F

The Company and GH&F agree not to disclose that the Evaluation Material has been made available to you, or that you may be considering the Transaction, or that discussions or negotiations are taking or have taken place with you concerning the Transaction unless the disclosure is required by law, regulation or a listing agreement with a securities exchange.

3.	Termination by ENPATH

The Company (directly or through GH&F) may elect at any time to terminate further access by you to Evaluation Material. You agree that upon any termination, you will promptly (and in any case within five business days of the Company’s or GH&F’s request) return to GH&F or the Company all Evaluation Material except Notes, cause all Notes to be destroyed, including any Notes or Evaluation Material in electronic form and confirm in writing to the Company that all the material has been returned or destroyed in compliance with this Agreement, except that your investment banker may retain one copy of any such Evaluation Material as may be required under internal record retention policies and procedures for legal, compliance or regulatory purposes, in which case the restrictions herein on its use and disclosure of any Evaluation Material shall survive. No termination will affect your obligations or

phone :: 763.951.8181	fax :: 763.559.0148	mail :: Enpath Medical, Inc.
toll free :: 866.951.8181	web :: enpathmedical.com	2300 Berkshire Lane North
Minneapolis, MN 55441 USA

Mr. Thomas Hook

March 15, 2007

those of your Representatives under this Agreement, all of which obligations will continue in effect. You will be permitted to maintain a log that identifies the Evaluation Material returned in accordance with this paragraph.

4.	Exceptions

This Agreement does not apply to portions of the Evaluation Material if the information

i.	becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this Agreement,

ii.	was available to you on a non-confidential basis or was already in the public domain prior to its disclosure to you by the Company or its representatives,

iii.	becomes available to you on a non-confidential basis from a source, other than the Company or its representatives, if the source is not known to you to be prohibited from disclosing the information to you by a contractual, legal, fiduciary or other obligation to maintain confidentiality to the Company or its representatives,

iv.	as demonstrated by reasonable proof, was developed by or on behalf of you (or your Representatives) independent of and without reference to the Evaluation Material.

5.	Required Disclosure

If you or your Representatives are requested, legally compelled or required (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar court or governmental process) to disclose any Evaluation Material or Notes, you agree that you will provide the Company with prompt written notice of the request so that the Company may seek an appropriate protective order or waive your compliance with the provisions of this Agreement. You agree to reasonably cooperate with the Company, at the Company’s sole expense, in obtaining an appropriate protective order. If, failing the entry of a protective order or the receipt of a waiver hereunder, you or your Representatives are, in the opinion of your or your Representatives’ counsel, as the case may be, required or compelled to disclose Evaluation Material or Notes, you may disclose only that portion of the information that is legally required without liability hereunder if you agree to exercise your reasonable efforts to obtain assurance that confidential treatment will be accorded that information.

6.	Non- Solicitation

For a period of one year following the date of the Agreement, you will not, directly or indirectly, solicit for employment or hire any officer, director, or employee of the Company or any of its subsidiaries with whom you have had contact or who became known to you in connection with your consideration of the Transaction, except that you will not be precluded from hiring any employee who (i) responds to any public advertisement or general search placed by you, or (ii) has been terminated by the Company or its subsidiaries prior to commencement of employment discussions between you and the officer, director, or employee.

Greatbatch further agrees that it will not, for a period of one year from the date of this Agreement, use the Evaluation Material to contact the clients of ENPATH. ENPATH acknowledges that Greatbatch operates a similar businesses that may compete with ENPATH customers and that nothing contained in this Agreement will prohibit Greatbatch from continuing to contact these customers in the normal course of business.

phone :: 763.951.8181	fax :: 763.559.0148	mail :: Enpath Medical, Inc.
toll free :: 866.951.8181	web :: enpathmedical.com	2300 Berkshire Lane North
Minneapolis, MN 55441 USA

Mr. Thomas Hook

March 15, 2007

7.	Standstill

You agree that until one year from the date of this Agreement, you will not without the prior approval of the Board of Directors of the Company, directly or indirectly through any third party:

i.	acquire or make any proposal to acquire any securities or property of the Company,

ii.	propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company,

iii.	make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company,

iv.	form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company,

v.	otherwise act or seek to control or influence the management, Board of Directors or policies of the Company; however, this clause does not prohibit ordinary course of business transactions between you and the Company that are not in connection with a Transaction,

vi.	disclose any intention, plan or arrangement inconsistent with the foregoing, or

vii.	take any action that might require the Company to make a public announcement regarding the possibility of a business combination or merger.

You also agree during the one-year period, not to publicly request the Company (or its directors, officers, employees, agents or representatives) to amend or waive any provision of this paragraph. This paragraph 7 does not prohibit you from confidential discussions with the management of the Company or its representatives concerning a possible Transaction.

8.	No Representations

You understand and agree that none of the Company, GH&F, or their respective affiliates or representatives make any representations or warranties, express or implied, with respect to any of the Evaluation Material, except as is explicitly set forth in the Evaluation Material. You also agree that none of the Company, GH&F, or their respective affiliates or representatives will have liability to you or your Representatives resulting from the selection or use of the Evaluation Material by you or your Representatives.

9.	No Definite Agreement

You agree that no contract or agreement providing for any Transaction will be deemed to exist between you and the Company unless and until you and the Company execute and deliver a final definitive agreement (a “Transaction Agreement”), You also agree that unless and until you and the Company have executed and delivered a Transaction Agreement, neither you nor the Company will be under any legal obligation of any kind whatsoever with respect to a Transaction by virtue of this Agreement, except for the matters specifically agreed to in this Agreement. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or your Representatives with regard to a Transaction, and to terminate discussions and negotiations with you at any time. You further understand that the Company will be free to establish and change any process or procedure with respect to a Transaction as the Company in its sole discretion may determine (including, without limitation, negotiating with any other interested party and entering into a final definitive agreement relating to a Transaction with any other party without prior notice to you or any other person).

10.	Injunctive Relief

You further understand and agreed that money damages may not be a sufficient remedy for any breach of this Agreement and that the Company will be entitled to seek specific performance and injunctive or other equitable

phone :: 763.951.8181	fax :: 763.559.0148	mail :: Enpath Medical, Inc.
toll free :: 866.951.8181	web :: enpathmedical.com	2300 Berkshire Lane North
Minneapolis, MN 55441 USA

Mr. Thomas Hook

March 15, 2007

relief as a remedy for any such breach. This remedy will not be deemed to be the exclusive remedy for breach of this Agreement but is in addition to all other remedies available at law or equity to the Company.

11.	Severability:

If any provision of this Agreement is held to be invalid, void, or unenforceable, the remaining provisions will nevertheless continue in full force and effect without being invalidated.

12.	Governing Law:

This Agreement is to be construed, performed and enforced in accordance with, and governed by, the internal laws of the State of Minnesota, without giving effect to its principles of conflicts of law.

13.	Notice:

All Notices, demands and requests required or permitted to be given under this Agreement must be in writing and directed to the addresses indicated below, or such other address as indicated by the parties, from time to time. Each notice or other communication will be deemed given (a) when personally delivered or sent by facsimile transmission to the party to be given the notice or other communication at the address indicated below, or (b) on the business day following the business day that the notice or other communication is sent by overnight courier or next day delivery, to the address indicated below.

IF TO GREATBATCH:

Greatbatch, Inc.

9645 Wehrle Drive

Clarence, NY 14031

Attn: Thomas Hook

(t) (716) 759-5671

(f) (716) 759-5672

IF TO ENPATH:

Enpath Medical, Inc.

2300 Berkshire Lane North

Minneapolis, MN 55441

Attn: James D. Hartman

(t) (763) 559-2613

(f) (763) 559-0148

14.	General:

This Agreement embodies the entire understanding and agreement between the Parties relating to the subject matter hereof, and supersedes any and all prior agreements and understandings relating thereto. No change, modification, alteration or addition to any provision of this Agreement will be binding unless agreed to in writing by an authorized representative on behalf of each Party to this Agreement.

The parties understand and agree that no failure of delay by the other party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

phone :: 763.951.8181	fax :: 763.559.0148	mail :: Enpath Medical, Inc.
toll free :: 866.951.8181	web :: enpathmedical.com	2300 Berkshire Lane North
Minneapolis, MN 55441 USA

Mr. Thomas Hook

March 15, 2007

If you are in agreement with the foregoing, please sign and return one copy of this Agreement, it being understood that all counterpart copies will constitute but one agreement with respect to the subject matter of this letter.

Very truly yours, ENPATH MEDICAL, INC.

By:	/s/ James D. Hartman
	Name:	James D. Hartman
	Title:	Chairman of the Board

Accepted as of the

Date first above written:

GREATBATCH, INC.

By:	/s/ Thomas Hook
	Name:	Thomas Hook
	Title:	President and CEO

phone :: 763.951.8181	fax :: 763.559.0148	mail :: Enpath Medical, Inc.
toll free :: 866.951.8181	web :: enpathmedical.com	2300 Berkshire Lane North
Minneapolis, MN 55441 USA